UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Intapp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45827U109
(CUSIP Number)

Great Hill Partners, L.P.
Attn: John S. Dwyer
200 Clarendon Street, 29th Floor,
Boston, MA 02116
(617) 790-9400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45827U109	13D	Page 2 of 9 pages
1	NAMES OF REPORTING PERSONS
Great Hill Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
57,957

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
57,957

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,957

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 45827U109	13D	Page 3 of 9 pages
1	NAMES OF REPORTING PERSONS
Great Hill Equity Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,150,478 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,150,478 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,150,478 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 5.

CUSIP No. 45827U109	13D	Page 4 of 9 pages
1	NAMES OF REPORTING PERSONS
Great Hill Partners GP IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,150,478 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,150,478 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,150,478 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(2)	See Item 5.

CUSIP No. 45827U109	13D	Page 5 of 9 pages
1	NAMES OF REPORTING PERSONS
GHP IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,150,478 (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,150,478 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,150,478 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(3)	See Item 5.

CUSIP No. 45827U109	13D	Page 6 of 9 pages
Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 2, 2021 (as amended to date, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Intapp, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On May 17, 2023, each of GHEP IV and GHI LLC, alongside certain other Common Stock holders (together with GHEP IV and GHI LLC, the “Selling Stockholders”) and the Issuer, entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities, Inc., as representative of the several underwriters listed therein (collectively, the “Underwriters”), in connection with the Issuer’s previously announced public offering of 6,250,000 shares of Common Stock (the “Offering”), pursuant to a registration statement on Form S-3 (No. 333-271970) and a prospectus supplement dated May 17, 2023.

Pursuant to the terms of the Underwriting Agreement, each of GHEP IV and GHI LLC agreed to sell to the Underwriters, and the Underwriters agreed to purchase, 1,619,742 and 5,818 shares of Common Stock, respectively, at a net price of $35.04 per share. Also under the terms of the Underwriting Agreement, each of GHI LLC and GHEP IV granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 420,365 and 1,510 shares of Common Stock, respectively.  The Underwriters exercised their option in full.  The Offering, including the Underwriters full exercise of the option, closed on May 22, 2023.

In connection with the Underwriting Agreement, each of GHEP IV and GHI LLC entered into a lock-up agreement with the Underwriters (the “Lock-Up”), pursuant to which each agreed that, for a period beginning on May 17, 2023 and ending on, and including, the date that is 60 days from that date, it would not, without the prior written consent of BofA Securities, Inc., directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any shares of Common Stock, whether now owned or hereafter acquired, subject to certain limited, customary exceptions.  The Underwriting Agreement also contains customary representations, warranties and covenants and indemnification and contribution obligations by the Issuer, the Selling Stockholders, and the Underwriters.

The foregoing summary of the Underwriting Agreement, including the Lock-Up, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Underwriting Agreement (which includes the form of Lock-Up as Exhibit A), a copy of which is filed as an exhibit to this Amendment No. 1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented with the following:

(a) – (b)

The following sets forth, as of the date of this Amendment No. 1, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 67,220,818 shares of Common Stock outstanding immediately following the completion of the Offering, as disclosed in the Issuer’s prospectus supplement dated May 17, 2023 to the Form S-3 (No. 333-271970).

CUSIP No. 45827U109	13D	Page 7 of 9 pages
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Great Hill Investors, LLC	57,957	0.1%	57,957	0	57,957	0
Great Hill Equity Partners IV, L.P.	16,150,478	24.0%	0	16,150,478	0	16,150,478
Great Hill Partners GP IV, L.P.	16,150,478	24.0%	0	16,150,478	0	16,150,478
GHP IV, LLC	16,150,478	24.0%	0	16,150,478	0	16,150,478

GHI LLC is the record holder of 57,957 shares of Common Stock. GHEP IV is the record holder of 16,136,294 shares of Common Stock. Pursuant to its amended and restated limited partnership agreements, GHEP IV may also be deemed to beneficially own (i) 7,092 shares of Common Stock held of record by Christopher Gaffney, and (ii) 7,092 shares of Common Stock held of record by Derek Schoettle.  Each of Christopher Gaffney, who serves as Manager of GHI LLC and GHP IV, and Derek Schoettle, who serves as Growth Partner of Great Hill Partners, L.P., serve on the Issuer’s Board.

GHP IV is the general partner of GHP GP IV, which is the general partner of GHEP IV. Voting and investment determinations with respect to the securities held of record by GHEP IV are made by the managers of GHP IV. Voting and investment determinations with respect to the securities held of record by GHI LLC are made by the managers of GHI LLC. As such, each of the foregoing entities, the managers of GHP IV and the managers of GHI LLC may be deemed to share beneficial ownership of the securities held of record by GHEP IV and GHI LLC. Each of them disclaims beneficial ownership of any such securities, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of such securities for purposes of Section 13(d) or Section 13(g) of the Act or for any other purposes.

(c)            Except as set forth in Item 4 of this Amendment No. 1, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

Item 4 above summarizes certain provisions of the Underwriting Agreement and the Lock-Up and is incorporated herein by reference. A copy of the Underwriting Agreement, including the Lock-Up, is filed as an exhibit to this Amendment No. 1 and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 45827U109	13D	Page 8 of 9 pages
Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit Number	Description
4	Underwriting Agreement, dated May 17, 2023 (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K filed on May 19, 2023).

CUSIP No. 45827U109	13D	Page 9 of 9 pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2023
GREAT HILL INVESTORS, LLC

	By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GREAT HILL EQUITY PARTNERS IV, L.P.

	By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GREAT HILL PARTNERS GP IV, L.P.

	By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GHP IV, LLC

	By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory